DREYFUS INSURED MUNICIPAL BOND FUND
STATEMENT OF INVESTMENTS　　　　　　　　　　　　　　　　　　　January 31, 2005 (Unaudited)

Long-Term Municipal Investments--95.2%	Principal Amount ($)	Value ($)
Alabama--4.0%		
Auburn University, General Fee Revenue 5.75%, 6/1/2017 (Insured; MBIA)	1,000,000	1,142,010
Jefferson County, Capital Improvement and Warrants 5%, 4/1/2009 (Insured; MBIA)	4,000,000	4,346,120
Alaska--3.8%		
Alaska International Airports System, Revenue 5.75%, 10/1/2020 (Insured; AMBAC)	4,500,000	5,175,450
California--7.3%		
California Department of Water Resources, Power Supply Revenue 5.50%, 5/1/2009 (Insured; MBIA)	5,000,000	5,567,900
California Infrastructure and Economic Development Bank, Revenue (Workers Compensation Relief) 5.25%, 10/1/2014 (Insured; AMBAC)	1,875,000	2,121,375
San Diego Unified School District Zero Coupon, 7/1/2015 (Insured; FGIC)	3,690,000	2,389,607
Colorado--.9%		
Douglas County School District, Number 1 Reorganized, Douglas and Elbert Counties (Colorado School District Enhance Program) 5.75%, 12/15/2017 (Insured; FGIC)	1,000,000	1,174,080
Connecticut--1.6%		
Connecticut Special Tax Obligation, Revenue (Transportation Infrastructure Purpose) 5%, 1/1/2023 (Insured; FGIC)	2,000,000	2,149,480
Delaware--5.4%		
Delaware Economic Development Authority, Water Revenue (United Water Delaware Inc. Project) 6.20%, 6/1/2025 (Insured; AMBAC)	5,000,000	5,158,800
Delaware River and Bay Authority, Revenue 5.25%, 1/1/2016 (Insured; MBIA)	2,015,000	2,246,604
Florida--2.1%		
Tampa Bay Water, Utility System Improvement Revenue 5.25%, 10/1/2019 (Insured; FGIC)	2,575,000	2,865,022

Idaho--1.6%

Boise State University, Revenue 5.375%, 4/1/2022 (Insured; FGIC)	2,000,000	2,237,120

Illinois--2.7%

Chicago, Project 5.50%, 1/1/2040 (Insured; FGIC)	1,000,000	1,104,080
Chicago O'Hare International Airport, Revenue (General Airport Third Lien) 5.25%, 1/1/2027 (Insured; MBIA)	2,500,000	2,629,800

Indiana--2.8%

Indiana Educational Facilities Authority, Educational Facilities Revenue (Butler University Project) 5.50%, 2/1/2026 (Insured; MBIA)	3,500,000	3,901,940

Massachusetts--.7%

Massachusetts Housing Finance Agency, Housing Revenue (Rental-Mortgage) 6.50%, 7/1/2025 (Insured; AMBAC)	905,000	928,268

Minnesota--2.4%

Southern Minnesota Municipal Power Agency, Power Supply System Revenue 5%, 1/1/2012 (Insured; MBIA)	3,000,000	3,325,740

Missouri--4.4%

The City of Saint Louis, Airport Revenue (Airport Development Program):		
5%, 7/1/2011 (Insured; MBIA)	3,000,000	3,282,690
5.625%, 7/1/2019 (Insured; MBIA)	2,500,000	2,822,800

New Jersey--6.5%

New Jersey Economic Development Authority, PCR (Public Service Electric and Gas Co.) 6.40%, 5/1/2032 (Insured; MBIA)	7,100,000	7,420,210
New Jersey Turnpike Authority, Turnpike Revenue 5%, 1/1/2035 (Insured; AMBAC)	1,500,000	1,558,425

New York--9.1%

Metropolitan Transportation Authority: (State Service Contract) 5.50%, 1/1/2020 (Insured; MBIA)	2,000,000	2,257,840
Transportation Revenue 5.50%, 11/15/2019 (Insured; AMBAC)	5,000,000	5,672,650
New York 5.25%, 8/15/2015 (Insured; FSA)	2,000,000	2,256,300
Sales Tax Asset Receivable Corp., Sales Tax Asset Revenue 5.25%, 10/15/2018 (Insured; MBIA)	2,000,000	2,258,580

North Carolina--.8%

Catawba County, COP
   (Catawba County Public School and
   Community College Facilities Project)
   5.25%, 6/1/2016 (Insured; MBIA) | 1,000,000 | 1,120,920

North Dakota--2.6%

Mercer County, PCR
   (Montana-Dakota Utilities Co. Project)
   6.65%, 6/1/2022 (Insured; FGIC) | 3,500,000 | 3,511,095

Ohio--1.7%

Ohio Turnpike Commission, Turnpike Revenue
   5.50%, 2/15/2017 (Insured; FGIC) | 1,995,000 | 2,329,661

Oregon--1.2%

Oregon, Department of Administrative Services,
   Lottery Revenue
   5%, 4/1/2012 (Insured; FSA) | 1,500,000 | 1,667,070

Pennsylvania--1.2%

Perkiomen Valley School District, GO
   5.25%, 3/1/2028 (Insured; FSA) | 1,550,000 | 1,679,704

South Carolina--4.0%

South Carolina Transportation
   Infrastructure Bank, Revenue
   5%, 10/1/2024 (Insured; AMBAC) | 2,500,000 | 2,675,775

Spartanburg Sanitary Sewer District,
   Sewer System Revenue
   5.25%, 3/1/2030 (Insured; MBIA) | 1,000,000 | 1,078,190

University of South Carolina,
   Athletic Facilities Revenue
   5.50%, 5/1/2022 (Insured; AMBAC) | 1,575,000 | 1,770,788

Texas--6.9%

Brownsville Housing Finance Corp., SFMR
   (Mortgage-Multiple Originators and
   Services) 9.625%, 12/1/2011
   (Insured; FGIC) | 95,000 | 95,333

City of San Antonio, Water System Revenue:
   5.50%, 5/15/2019 (Insured; FSA) | 1,000,000 | 1,123,530
   5.50%, 5/15/2020 (Insured; FSA) | 2,500,000 | 2,808,825

Houston Area Water Corp., City of Houston
   Contract Revenue (Northeast Water Purification
   Plant Project)
   5.25%, 3/1/2023 (Insured; FGIC) | 2,470,000 | 2,707,688

Texas Turnpike Authority (Central Texas
   Turnpike System) Revenue

5.50%, 8/15/2039 (Insured; AMBAC)	2,500,000	2,763,700

Utah--.8%

Utah Board of Regents, Revenue
  (Utah University Hospital)
  5.50%, 8/1/2015 (Insured; MBIA)
	1,000,000	1,121,550

Virginia--7.9%

Danville Industrial Development Authority,
    HR (Danville Regional Medical Center)
    5.25%, 10/1/2028 (Insured; AMBAC)
	1,500,000	1,685,040

Richmond, GO Public Improvement 5.50%, 7/15/2011 (Insured; FSA)	1,225,000	1,395,104

Upper Occoquan Sewer Authority,
    Regional Sewer Revenue
    5.15%, 7/1/2020 (Insured; MBIA)
	5,210,000	5,942,787

Virginia University Revenue
    (General Pledge)
    5%, 5/1/2014 (Insured; AMBAC)
	1,615,000	1,794,410

Washington--4.8%

Washington, MFMR:
    (Gilman Meadows Project)
        7.40%, 1/1/2030 (Insured; FSA)
	3,000,000	3,064,110

(Mallard Cove Project 1) 7.40%, 1/1/2030 (Insured; FSA)	760,000	776,241
(Mallard Cove Project 2) 7.40%, 1/1/2030 (Insured; FSA)	2,660,000	2,716,844

West Virginia--6.7%

West Virginia: 6.50%, 11/1/2026 (Insured; FGIC)	2,600,000	3,279,900
Zero Coupon, 11/1/2026 (Insured; FGIC)	5,450,000	1,917,855

West Virginia Building Commission, LR
    (West Virginia Regional Jail)
    5.375%, 7/1/2021 (Insured; AMBAC)
	2,505,000	2,888,691

West Virginia Water Development Authority,
    Water Development Revenue
    (Loan Program II)
    5.25%, 11/1/2023 (Insured; AMBAC)
	1,000,000	1,104,930

U.S. Related--1.3%

Puerto Rico Highway and
    Transportation Authority,
    Transportation Revenue
    5.50%, 7/1/2012 (Insured; FGIC)
	1,500,000	1,726,665

Total Long-Term Municipal Investments (cost $122,559,075)	130,739,297

Short-Term Municipal Investment--.7%

Philadelphia Hospitals and Higher Education Facilities Authority, Revenue, VRDN (Childrens Hospital Project) 1.89% (Insured; MBIA) (cost $1,000,000)	1,000,000	**1,000,000**
Total Investments (cost $123,559,075)	**95.9%**	**131,739,297**
Cash and Receivables (Net)	**4.1%**	**5,662,225**
Net Assets	**100.0%**	**137,401,522**

Notes to Statement of Investments:

a At January 31, 2005, 25.7% of the fund's net assets are insured by AMBAC and 36.7% are insured by MBIA.
b Securities valuation policies and other investment related disclosures are hereby incorporated by reference the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.